

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 19, 2010

Via U.S. Mail and Facsimile

Curtis E. Hall, Esq.
Vice President and General Counsel
Stryker Corporation
2825 Airview Boulevard
Kalamazoo, MI 49002

> **Re:** **Stryker Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 000-09165**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Market for the Registrant's Common Equity…, page 17

1.   We note from footnote 10 to your financial statements that during 2009 you changed the rate and frequency of your common stock dividend. In your future filings, please state in this section the frequency and amount of any cash dividends declared on your common stock. Refer to Item 201(c)(1) of Regulation S-K.

Item 7. Management's Discussion and Analysis…, page 20

2.   We note your disclosure that "[i]n 2009 a federal grand jury in the District of
        Massachusetts returned an indictment charging Stryker Biotech LLC and certain
        current and former employees of Stryker Biotech with wire fraud, conspiracy to
        defraud the U.S. Food and Drug Administration (FDA), distribution of a
        misbranded device and false statements to the FDA" and that "[c]onviction of
        these charges could result in … Stryker Biotech's exclusion from participating in
        federal and state healthcare programs, which could have a material affect on
        Stryker Biotech's business." In your future filings, please clarify which of your
        products could be affected by such conviction and the materiality of sales of those
        products to your revenues and operating results.

Liquidity and Capital Resources, page 29

3.   It appears from note 2 to your financial statements for the fiscal year ended
        December 31, 2009 that a significant portion of your marketable securities/cash
        equivalents were held in "corporate and asset backed debt securities." In future
        filings, please clearly discuss the nature of the material components of those
        assets as necessary to provide your investors with information necessary for a
        clear understanding of your balance sheet items. Also, if these securities are
        reasonably likely to affect your financial condition in a material way, please
        expand your discussion and analysis in applicable future filings to provide your
        investors with information necessary for a clear understanding of the trend or
        uncertainty. Refer to Item 303(a) of Regulation S-K. For example, as
        appropriate, identify the percentage and nature of any mortgage-backed securities
        you hold, indicate what factors may affect the value of those securities, and
        disclose any material risks. Also add any appropriate disclosure required by
        Item 305 of Regulation S-K.

                                        ******

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3635 if you have any questions.

Sincerely,

Tim Buchmiller
Senior Attorney